

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 27, 2007

Mr. Ashraf M. Dahod
President and Chief Executive Officer
Starent Networks, Corp.
30 International Place
Tewksbury, MA 01876

> **Re:** **Starent Networks, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 13, 2007**
> **File No. 333-141092**

Dear Mr. Dahod:

We have reviewed your amended filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inside front cover page

1. Revise your proposed artwork to eliminate the industry jargon, including the term "Packet Voice" and the various services or functions appearing under "Product Portfolio." To the extent the pictures require significant amounts of text to explain their meaning, then please reconsider the presentation.

Prospectus Summary, page 1

2.   Here and throughout the prospectus, clarify the status of the deployment of your ST40 platform and the meaning of "recently introduced." Indicate when you can reasonably expect to begin earning revenues from sales associated with the ST40. If the ST40 is not currently available, then revise the artwork on the inside front cover page to remove any references to the platform and related products.

3.   Refer to prior comment five. The term "solutions" is vague, industry jargon that does not provide investors with any meaningful idea of what you do. Instead, please revise the summary to delete the term "solutions" and simply refer to your hardware and software products and services when describing your business, and reduce your references to "solutions" throughout the remainder of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 44

4.   Revise the discussion under "Sales and Marketing" to specifically address the "significant investments" you may be required to make in marketing and sales in order to achieve market penetration for the ST40, as discussed on page 9. Discuss the potential impact on your results of operations as a result of making these significant investments prior to realizing any actual sales.

Liquidity and Capital Resources, page 57

5.   Rather than vaguely referring to the "foreseeable future," please provide a more detailed discussion of your ability to meet your upcoming cash requirements over both the short term, i.e., a period of twelve months or less, and the long term. See Instruction 5 to Item 303(a) of Regulation S-K and Section IV of Release No. 33-8350. For example, it is unclear from the current disclosure whether management believes that you will need additional financing during the next twelve months for future acquisitions and the other aspects of your growth strategy. Clarify whether management believes the company will have sufficient cash and other financial resources to meet its cash requirements for the next twelve months and beyond.

* * * * * * * *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: *Via Facsimile: (617) 526-5000*
        Mark G. Borden, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP